Exhibit 99.2

NEWS RELEASE

New York – AG	June 10, 2020
Toronto – FR
Frankfurt – FMV

First Majestic Announces Voting Results from Annual General Meeting and Appointment of New Director

VANCOUVER, British Columbia—First Majestic Silver Corp. (“First Majestic” or the “Company”) is pleased to announce the voting results for its annual general meeting held on June 9, 2020.

A total of 95,998,465 shares were represented at the meeting, being 45.81% of the Company’s issued and outstanding common shares. Shareholders approved all matters brought before the meeting as follows:

ELECTION OF DIRECTORS

Director Nominee	Votes For	% For	Votes Withheld	% Withheld
Keith Neumeyer	51,080,486	98.87	582,737	1.13
Douglas Penrose	50,869,941	98.46	793,282	1.54
Nicole Adshead-Bell	51,051,008	98.81	612,215	1.19
Marjorie Co	51,002,143	98.72	661,080	1.28
Robert McCallum	50,797,505	98.32	865,718	1.68
Ana Lopez	50,988,198	98.69	675,025	1.31

SAY ON PAY ADVISORY VOTE

Votes For	% For	Votes Against	% Against
44,946,967	87.00	6,716,039	13.00

In addition, the re-appointment of Deloitte LLP as auditors for the Company and setting the total number of directors to six, as outlined in the Circular, were also approved by a majority vote of shareholders present in person or represented by proxy.

APPOINTMENT OF NEW DIRECTOR

The Board of Directors have appointed Ms. Ana Lopez as a Director of the Company effective June 9, 2020.

Ms. Lopez brings over 20 years of experience in human resources, having led broad portfolios in the transportation and education sectors. Ms. Lopez is currently the Vice-President Human Resources and People Development at the British Columbia Institute of Technology. Previously she held the position of Vice-President Human Resources at TransLink, a British Colombia regional transportation authority employing over 6,900 people. Ms. Lopez was called to the British Columbia Bar in 1994 and is a member of the Law Society of British Columbia. She is a Certified Executive Coach, with a Graduate Certificate in Executive Coaching from Royal Roads University. She graduated with a Bachelor of Laws degree from the University of Ottawa and a Bachelor of Arts Honours from Carleton University.

“On behalf of the Board of Directors, I am pleased to welcome Ana to the First Majestic team,” said Keith Neumeyer, President & CEO. “Ana’s wealth of business and senior management experience will make her an asset to the Company as it continues to grow. Furthermore, I am pleased to highlight that our board of directors is now gender-neutral positioning First Majestic as an industry leader in corporate governance.”

RENEWS ATM OFFERING EQUITY PROGRAM

The Company announces it has entered into an equity distribution agreement dated June 9, 2020 (the “Sales Agreement”) with BMO Capital Markets and TD Securities (the “Agents”) pursuant to which the Company may, at its discretion and from time-to-time until December 5, 2020 under the term of the Sales Agreement, sell, through the Agents, such number of common shares of the Company (“Common Shares”) as would result in aggregate gross proceeds to the Company of up to US$100.0 million (the “Offering”). Sales of Common Shares will be made through “at-the-market distributions” as defined in the Canadian Securities Administrators’ National Instrument 44-102-Shelf Distributions, including sales made directly on the New York Stock Exchange (the “NYSE”), or any other recognized marketplace upon which the Common Shares are listed or quoted or where the Common Shares are traded in the United States. The sales, if any, of Common Shares made under the Sales Agreement will be made by means of ordinary brokers’ transactions on the NYSE at market prices, or as otherwise agreed upon by the Company and the Agents. No offers or sales of Common Shares will be made in Canada on the Toronto Stock Exchange (the “TSX”) or other trading markets in Canada.

The Offering will be made by way of a prospectus supplement dated June 9, 2020 to the base prospectus included in the Company’s existing US registration statement on Form F-10 (the “Registration Statement”) and Canadian short form base shelf prospectus (the “Base Shelf Prospectus”) dated November 5, 2018. The prospectus supplement relating to the Offering has been filed with the securities commissions in each of the provinces of Canada (other than Québec) and the United States Securities and Exchange Commission (the “SEC”). The US prospectus supplement (together with the related base prospectus) will be available on the SEC’s website (www.sec.gov) and the Canadian prospectus supplement (together with the related Base Shelf Prospectus) will be available on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com. Alternatively, the Agents will provide copies of the US prospectus and US prospectus supplement upon request by contacting BMO Capital Markets (c/o BMO Capital Markets Corp., Attention: Equity Syndicate Department, 3 Times Square, New York, NY 10036, or by telephone at (800) 414-3627, or by email: bmoprospectus@bmo.com).

The Company expects to use the net proceeds of the Offering, if any, together with the Company’s current cash resources, to develop and/or improve the Company’s existing mines and to add to the Company’s working capital.

Concurrent with entering into the Sales Agreement the Company terminated the previous equity distribution agreement entered into with BMO Capital Markets on August 7, 2019. The previous agreement permitted the sale of up to US$50 million of Common Shares pursuant to at the market distributions over United States markets, of which the Company had sold a total of US$48.4M prior to termination of the agreement.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

ABOUT THE COMPANY

First Majestic is a publicly traded mining company focused on silver production in Mexico and is aggressively pursuing the development of its existing mineral property assets. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll-free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” under applicable Canadian and U.S. securities laws (collectively, “forward-looking statements”). These statements relate to future events or the Company’s future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management’s experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements include, but are not limited to, statements with respect to: the Company’s business strategy; future planning processes; commercial mining operations; cash flow; budgets; the timing and amount of estimated future production; recovery rates; mine plans and mine life; the future price of silver and other metals; costs of production; costs and timing of the development of new deposits; capital projects and exploration activities and the possible results thereof, sales of Common Shares under the Sales Agreement and the use of proceeds therefrom. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon guidance and forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward-looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: the duration and effects of the coronavirus and COVID-19, and any other pandemics on our operations and workforce, and the effects on global economies and society, risks related to the integration of acquisitions; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; labour relations; relations with local communities; changes in national or local governments; changes in applicable legislation or application thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; outcomes of pending litigation; limitations on insurance coverage as well as those factors discussed in the section entitled “Description of the Business—Risk Factors” in the Company’s most recent Annual Information Form, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

The Company believes that the expectations reflected in these forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.